UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

CHANGE OF INDEPENDENT AUDITOR – CVM INSTRUCTION Nº 308/99

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in compliance with the CVM instruction No. 308/1999 (“ICVM 308/99”), hereby informs its shareholders and the market in general that its Board of Directors, at meeting held on this date, approved the hiring of Baker Tilly 4Partners Auditores Independentes S.S. (“Baker Tilly”) for the provision of independent audit services in the fiscal year of 2022, replacing PricewaterhouseCoopers Auditores Independentes (“PwC”), starting from the revision of the quarterly information (ITRs) for the first quarter of 2022.

Said change in the independent auditor is strictly due to the objective of complying with the provisions of ICVM 308/99 regarding the rotation of independent auditors for each period of five consecutive fiscal years.

Furthermore, PwC will continue as the Company's independent auditor with respect to the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (“IASB”), for the purposes of 20-F filing at the Securities and Exchange Commission – SEC, as well as providing independent audit services for the subsidiary and controlled companies of Telefônica Brasil S.A. (all privately held).

The Company also informs that obtained the properly consent of PwC, in respect to the change mentioned above.

São Paulo, December 10th, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 10, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director